May 22, 2025

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

       Re: Momentus Inc.
           Draft Registration Statement on Form S-1
           Submitted May 15, 2025
           CIK No. 0001781162
Dear John Rood:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed May 15, 2025
General

1. We note your disclosure that the warrants and pre-funded warrants may be exercised on a cashless basis, in which case the holder is entitled to receive the net number of shares determined according to the formula set forth in the respective instrument.
       Please revise to disclose the formula(s) governing cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise.
2.     We note disclosure that you are awaiting Nasdaq   s confirmation of your
compliance
       with the Equity Rule and that, if you do not evidence compliance at the time of filing of your next periodic financial statements, you may again be subject to delisting.
       Please update to disclosure the current status of these matters, including whether your financial statements filed with the Form 10-Q on May 15, 2025, evidence compliance
 May 22, 2025
Page 2

       with the Equity Rule. Additionally revise the related risk factor to disclose whether this offering could cause your common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq.
3. Please update disclosure regarding stockholder approval of the issuance of shares underlying convertible securities in light of the voting results reported in your Form 8-
       K filed on May 20, 2025. For instance, and without limitation, we note risk factor disclosure on page 14 that discusses conversion of your Series A Convertible
       Preferred Stock subject to stockholder approval. Include additional risk factor disclosure regarding the cumulative dilutive effects of all your convertible securities and future reverse stock splits, as appropriate.
Risk Factors, page 9

4. We note your risk factor disclosure on page 12 concerning the potential for substantial dilution from this offering. Please revise to additionally disclose the maximum number of shares that may be issuable upon exercise of the warrants being offered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing